UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2004 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From              To

Commission File Number 0-20882

Standard Management Corporation Savings Plan

(Full title of the plan)

Standard Management Corporation
10689 North Pennsylvania Street
Indianapolis, Indiana 46280

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

Registrant’s Telephone Number, including Area Code: (317) 574-6200

STANDARD MANAGEMENT
CORPORATION SAVINGS PLAN

Financial Statements
and
Supplemental Schedule

December 31, 2004 and 2003

With

Report of Independent Registered Public Accounting Firm

STANDARD MANAGEMENT
CORPORATION SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and
Administrative Committee of
Standard Management Corporation
Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Standard Management Corporation Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ CLARK, SCHAEFER, HACKETT & CO.

Cincinnati, Ohio
June 3, 2005

STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets:
Investments, at fair value:
Money market funds	$90,406	$4,031
Mutual and common collective funds	4,046,478	2,946,922
Common stocks	71,552	763,739
Participant loans	52,216	50,482

	4,260,652	3,765,174
Contribution receivables:
Employer	—	7,186
Employee	—	15,948

	—	23,134
Accrued income	1,801	—

Total assets	4,262,453	3,788,308
Liabilities:
Other liabilities	(1,798)	—

Net assets available for plan benefits	$4,260,655	$3,788,308

STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Contributions:
Employer	$223,532	$229,884
Employee	437,326	430,022
Employee rollover	93,265	34,257

Total contributions	754,123	694,163

Investment Income:
Interest income	65,411	39,864
Net appreciation in fair value of investments	218,606	450,303

Total investment income	284,017	490,167

Distributions to participants	(565,793)	(676,810)
Administrative expenses	—	(10,232)

Total deductions	(565,793)	(687,042)

Net increase in net assets available for plan benefits	472,347	497,288
Beginning of year	3,788,308	3,291,020

End of year	$4,260,655	$3,788,308

STANDARD MANAGEMENT
CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003

1.     Description of the Plan:

The following brief description of the Standard Management Corporation Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all full time eligible employees of Standard Management Corporation (the Company) and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On April 17, 2003, the Plan appointed two members of management to serve as co-trustees of the Plan.

Eligibility

Employees are eligible to participate in the Plan on the first day of every month immediately following the date they met the eligibility requirements of attaining the age of 21 and completing an initial six-month employment period. Participation is voluntary.

Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and allocations of the Company’s contributions, plan earnings and administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. As of January 1, 1999, the Company elected to make matching contributions to the Plan in accordance with the safe harbor provisions outlined in Section 401(k)(12)(B) of the Internal Revenue Code. Under these safe harbor provisions, all company-matching contributions made after this date are also immediately vested.

The vested percentage of a participant’s profit sharing and discretionary matching contribution accounts will be determined in accordance with the following schedule based on the participant’s years of service at the termination date:

Number of Years	Percentage
of Service	Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

In the event of a participant’s retirement on or after the participant’s 65th birthday, total disability or death, the participant’s profit sharing account becomes fully vested.

Contributions

Participants may contribute up to 100% of eligible compensation, as defined by the Plan. Employees who are eligible to make elective contributions under the Plan and who have attained age 50 before the end of the year are eligible to make a catch-up contributions in amounts allowed by law. Participants may also make qualified rollover contributions to the Plan.

Each year the employer may make three types of contributions to the plan – an employer matching contribution, a non-elective profit sharing contribution, and a safe harbor matching contribution. Discretionary matching contributions, if made, are allocated based on the participant’s deferrals made during the plan year. Profit sharing contributions, if made, are allocated to the accounts of all eligible participants, pro rata, according to those participants’ total eligible compensation for that year. The safe harbor matching contribution equals the first 4% of the eligible participant’s salary deferral. Compensation deferrals above 4% of compensation are not matched. The Company did not make a profit sharing and discretionary matching contribution in 2004 and 2003, respectively. The total maximum amount of contributions for each plan year is the lesser of $41,000 and $40,000 or 100% of the participant’s total compensation, including all contributions from the participant and the Company for 2004 and 2003, respectively.

Payment of Benefits

Upon termination of employment, death, disability or retirement, a participant may elect to receive an amount equal to the value of their vested account balance in either a lump sum amount, or for accounts with a distributable balance in excess of $5,000, in a series of installments. A participant may withdraw part or all of the balance in the participant’s compensation deferral contribution account prior to the participant’s termination of employment only if the participant is in immediate and heavy financial need arising from specific circumstances designated in the plan description.

Forfeited Accounts

Forfeitures may be used for several purposes, including the payment of Plan expenses. Depending on the source, forfeitures not used to pay expenses are reallocated as additional employer matching and profit sharing contributions. There were no forfeitures during 2004 and 2003.

Loans

The Plan agreement includes provisions authorizing loans from the Plan to active eligible participants. Participants may obtain loans up to 50% of the vested portion of their account balances, a minimum of $1,000 to a maximum of $50,000. Loan terms shall not exceed five years except in the case of the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Repayment of both principal and interest is made to the participant’s account through payroll withholdings or a lump sum.

2.     Summary of Significant Accounting Policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments in common stocks and mutual funds based on quoted market value prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are credited to the accounts when earned. Dividend income is accrued on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

Administrative expenses of the Plan may be paid by the Company or the Plan, at the Company’s discretion. Trustees’ fees and other administrative expenses, exclusive of those incurred in relation to the committee, are partially paid by the Plan. For 2004 and 2003, substantially all expenses were paid for by the Plan.

3.     Investments:

The Plan provides for participant directed investment into mutual funds and various common stocks, including the common stock of the Company. The Plan’s investments are held by the custodian. Investments that represent 5% or more of net assets at December 31, 2004 and 2003 are as follows:

	2004	2003
Amcap Fund Inc. Cl R4	$321,418	—
Calamos Investment Trust New Calamos	326,048	—
Dodge and Cox Balanced Fund	—	295,844
Eclipse Small Cap Value Fund Mainstay	315,062	—
Julius Baer Int’l Equity	—	218,027
Marsico Focus Fund	—	308,864
Metropolitan Life Ins. Co. Ins. Prods	266,795	—
Oakmark Select Fund	—	292,616
Pimco Total Return Fund	—	225,895
Pimco FDS Pac Inv Mgt Ser Total Return	249,972	—
Schwab S&P500 Select Shares	—	262,880
Thornburg Income Tr Ltd Int’l Value Fund	373,656	—
Wasatch Core Growth Fund	—	248,533
Weitz Partners Value	—	205,207
Standard Management Corp. Common Stock	487,348	638,413
Van Kampen Comstock Fund Cl R	478,826	—
WM Strategic Asset Mgt Portfolios Strategic Growth Portfolios Cl A	357,427	—
WM Strategic Asset Mgt Portfolios Balanced Portfolios Cl A	343,601	—

During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	2004	2003
Mutual and common collective funds	$246,281	605,102
Common stocks	(27,675)	(154,799)

	$218,606	450,303

4.     Income Tax Status:

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit sharing plan and trust sponsored by Ceridian. This prototype Plan document has been filed with the appropriate agency and has obtained an opinion letter from the Internal Revenue Service stating that the prototype constitutes a qualified Plan under Section 401 of the Internal Revenue Code and that the related trust was tax-exempt as of the financial statement date. The Plan has since been amended and restated, effective January 1, 2002, to comply with Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

5.     Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, each participant’s account shall be nonforfeitable with respect to both the participant’s and employer’s contributions, and the net assets shall be set aside for payment to the participants. Distributions shall be made by the trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

6.     Related Party and Party-in-interest Transactions:

The Plan held, at fair value, $487,348 and $638,413 of the Standard Management Corporation common shares at December 31, 2004 and 2003, respectively. At December 31, 2004, shares valued at $480,587 were held in a common collective fund. The remaining shares valued at $6,761 were held in a self-directed account.

The Plan purchased 21,296 and 26,329 shares of the Standard Management Corporation common shares at a cost of $79,452 and $98,522 in 2004 and 2003, respectively.

The Plan sold 69,702 and 59,343 shares of the Standard Management Corporation common shares for $237,219 and $217,226 with a realized gain (loss) of approximately $8,000 and $(14,200) in 2004 and 2003, respectively.

Certain Plan investments are managed by the Plan’s asset custodian. These transactions qualify as party-in-interest transactions.

7.     Subsequent Event:

On June 9, 2005, the Company completed the sale of its subsidiary, Standard Life Insurance Company of Indiana (“Standard Life”), to Capital Assurance Corporation (“Capital Assurance”). The sale was completed pursuant to the terms of the Stock and Asset Purchase Agreement dated February 9, 2005, between the Company and Capital Assurance. Approximately 70 employees of Standard Life transferred to the Capital Assurance Plan as of the date of the sale. Therefore the transferred employees are no longer eligible participants in the Plan.

STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

EIN No: 35-1773567 Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b), (c)	(d	)	(e	)
	Identity of Issue, Description of
	Investment Including Maturity Date, Rate of
	Interest, Collateral, Par or Maturity Value	Cost		Current Value
	Money Market Fund:
*	Schwab Money Market	*	*	$90,406

	Mutual and Common Collective Funds:
	Amcap Fund Inc. Cl R4	*	*	321,418
	Calamos Investment Trust New Calamos	*	*	326,048
	Davis NY Venture Fund A	*	*	222
	Eclipse Small Cap Value Fund Mainstay	*	*	315,062
	Heritage Ser Tr Small Cap Stock Fd Ser A	*	*	141,141
	Janus Adviser Mid Cap Value	*	*	173,599
	Mainstay Funds High Yield Corp Bond	*	*	151,895
	Metropolitan Life Ins Co Ins Prods	*	*	266,795
	Neuberger Berman Equity Assets	*	*	155
	Oppenheimer Developing Markets Fund	*	*	8,230
	Pimco FDS Pac Inv Mgt Ser Total Return	*	*	249,972
	Standard Management Company Stock Fund	*	*	480,587
	T. Rowe Price Growth Stock Fund Class R	*	*	182
	Third Ave Tr Real Estate Value Fund	*	*	39,976
	Thornburg Income Tr Ltd Intl Value Fund	*	*	373,656
	Van Kampen Comstock Fund Cl R	*	*	478,826
*	WM Strategic Asset Management Portfolios
	Strategic Growth Portfolio Cl A	*	*	357,427
*	WM Strategic Asset Management Portfolios
	Consv Growth Portfolios Cl A	*	*	8,724
*	WM Strategic Asset Management Portfolios
	Balanced Portfolios Cl A	*	*	343,601
*	WM Strategic Asset Management Portfolios
	Conservative Balance Port Cl A	*	*	7,653
*	WM Strategic Asset Management Portfolios
	Flex Income Portfolio Cl A	*	*	1,309

				4,046,478

	Common Stock
	CML Group Inc.	*	*	1
	Glenayre Technologies	*	*	4,360
	JDS Unipahse Corporation	*	*	15,850
	Microsoft Corp	*	*	26,720
	Nortel Networks CP	*	*	6,940
*	Standard Management CS	*	*	6,761
	Ishares MSCI Japan Index Fd	*	*	10,920

				71,552

*	Participant Loans (5.0 to 9.5%)			52,216

	Total Investments			$4,260,652

*	Party-in-interest
**	Cost information is not required to be disclosed since investments are participant directed.

Exhibit Index

Number	Exhibit
23	Consent of independent certified public accountants.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
Date: June 27, 2005	/s/ Stephen M. Coons
Stephen M. Coons
Executive Vice President of Standard Management Corporation and Trustee

/s/ Holbrook Hankinson
Holbrook Hankinson
Executive Vice President of Standard Management Corporation and Trustee